Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646-797-2868 / +972 54 566 3221 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Achieves Profitability with 88% YoY Revenue Growth in Third Quarter

$15.5 Million Revenues with Positive Cash Flow from Operations

BILLERICA, Mass. and HERZELIYA, Israel– November 5, 2007 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions, today announced financial results for the three-month period ended September 30, 2007.

Third Quarter Highlights (compared to third quarter 2006):
o  Revenues grew by 88% to $15.5 million
o  Gross margin increased to 43.6%, up from 34.4%
o  Achieved non-GAAP net income of $0.8 million
o  GAAP net income of $0.1 million, before non-cash accretion of redeemable preferred shares
o  Generated $0.2 million cash flow from operations
o  Strong ramp up in revenues for recently released Grid Director™ 20 Gigabits per second switch

Revenue for the third quarter of 2007 totaled $15.5 million, an increase of 88% compared to $8.3 million in the third quarter 2006.

GAAP gross profit for the third quarter of 2007 totaled $6.8 million, or 43.6% of revenues, a 138% increase compared to $2.8 million gross profit in the third quarter 2006, or 34.4% of revenues. GAAP operating profit for the third quarter of 2007 totaled $0.2 million, compared to an operating loss of $2.1 million loss in the third quarter of 2006. Net income, before non-cash accretion of redeemable preferred shares, for the third quarter of 2007 was $0.1 million, or $0.01 per diluted share, compared to a net loss of $2.3 million, or $0.18 per diluted share, in the third quarter of 2006.

Non-GAAP operating profit for the third quarter of 2007 totaled $0.5 million, compared to a non-GAAP operating loss of $2.0 million in the third quarter of 2006.

Non-GAAP net income for the third quarter of 2007 totaled $0.8 million, or $0.04 per diluted share, compared to a non-GAAP net loss of $2.2 million, or $0.17 per diluted share, in the third quarter 2006.

“Strong demand for our products, particularly our switching solutions, as well as the ongoing success of our premier OEM go-to-market strategy drove robust revenue growth and order traction this quarter,” commented Ronnie Kenneth, Chairman and CEO of Voltaire. “This quarter was also especially significant as, for the first time, we generated net income on strong gross margins and positive cash flow from operations.”

“Our vertical solutions approach, go-to-market strategy through our premier server OEM partners, and leading differentiated products, continue to serve as the core fundamental growth drivers of our business,” added Mr. Kenneth. “During the quarter we generated strong demand from our main vertical markets, primarily the traditional government and higher education, fast-growing financial services and manufacturing market verticals. This contributed to a strong ramp up in orders for our switching products, and specifically our recently launched 20 Gigabits per second switch platform, and also contributed to a steady increase in backlog and visibility into the fourth quarter. Looking ahead, we continue to execute on our three core growth drivers to further generate growth and performance.”

Outlook
Revenues for the fourth quarter of 2007 are expected to be in the range of $15.7 - $16.7 million, representing annual revenues in the range of $51.5 - $52.5 million for the full year 2007, an annualized increase of 69-73% over 2006. Earnings per share, on a non-GAAP basis, for the fourth quarter of 2007 are expected to be in the range of $0.01 - $0.03. Voltaire reiterates its long term financial model of gross margins at the level of at least 55 percent, and operating margins in the range of 15 to 18 percent.

Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am EST. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Number:	1-888-407-2553	UK Dial-in Number:	0-800-917-9141
Israel Dial-in Number:	03-918-0650	International Dial-in Number:	+972-3-918-0650
at: 10:00 am Eastern Time; 07:00 am Pacific Time; 03:00 pm UK Time; 05:00 pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire's website – www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available starting several hours following the call. The replay will be accessible under the Investor Relations section website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash expense recorded in relation to the accretion of redeemable convertible preferred shares, expenses related to changes in fair value of outstanding warrants and amortization of deferred charges on these warrants.. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of the Voltaire’s ongoing performance. Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Accretion of Redeemable Convertible Preferred Shares
The charge for the accretion of redeemable convertible preferred shares represents a non-cash charge to the income statement because preferred shareholders had the option to put their shares back to the company at the shares' current fair market value. The second and third quarters charge represents the change in value of those preferred shares based upon the initial public offering (IPO) valuation. This is the final adjustment of this type because the put option was eliminated when those shares converted into ordinary shares at the IPO date. The entire balance in temporary equity has now been rolled into additional paid in capital on the balance sheet.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software.  Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events, including projections as to future revenues, that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s final prospectus for its IPO filed with the Securities and Exchange Commission on July 27, 2007. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- FINANCIAL TABLES -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2007	2006
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,910	$10,237
Restricted deposit	273	267
Accounts receivable:
Trade	6,826	9,637
Other	785	835
Deferred cost	595	2,552
Inventories	8,335	3,937
Total current assets	70,724	27,465
NON CURRENT ASSETS:
Restricted long-term deposits	241	233
Long-term deposits	145	133
Funds in respect of employee rights upon retirement	1,084	849
	1,470	1,215
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	2,610	1,377

DEFERRED CHARGES, net of accumulated amortization		346
Total assets	$74,804	$30,403

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$3,112	$5,617
Other	4,804	3,665
Deferred revenues	2,777	6,855
Total current liabilities	10,693	16,137
LONG-TERM LIABILITIES:
Long-term loan		5,000
Warrant on redeemable convertible preferred shares		695
Accrued severance pay	1,813	1,411
Deferred revenues	2,035	1,348
Total long-term liabilities	3,848	8,454
Total liabilities	14,541	24,591
REDEEMABLE CONVERTIBLE PREFERRED SHARES of NIS 0.01 par value;		63,590
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares of NIS 0.01 par value	2,785	2,365
Junior Liquidation Securities of NIS 0.01 par value		1,800
Additional Paid-in capital	146,917
Accumulated deficit	(89,439)	(61,943)
Total shareholders’ equity (capital deficiency)	60,263	(57,778)
Total liabilities, redeemable convertible preferred shares and shareholders’ equity (capital deficiency)	$74,804	$30,403

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)

REVENUES	$15,500	$8,263	$35,746	$16,615
COST OF REVENUES	8,743	5,422	21,183	10,747
GROSS PROFIT	6,757	2,841	14,563	5,868
OPERATING EXPENSES:
Research and development, net	2,484	1,697	7,724	5,765
Sales and marketing	2,696	2,359	7,210	5,804
General and administrative	1,386	918	3,367	2,453
Total operating expenses	6,566	4,974	18,301	14,022
PROFIT (LOSS) FROM OPERATION	191	(2,133)	(3,738)	(8,154)
FINANCIAL INCOME (EXPENSES), net	34	(120)	(354)	(41)
PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	225	(2,253)	(4,092)	(8,195)
INCOME TAX EXPENSES	(91)		(226)
NET PROFIT (LOSS), before accretion of redeemable convertible preferred shares	$134	$(2,253)	$(4,318)	$(8,195)

Accretion of redeemable convertible preferred shares (1)	(17,355)	(893)	(23,608)	(2,679)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(1,088)	(134)	(1,386)	(402)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(18,309)	$(3,280)	$(29,312)	$(11,276)

Net loss per share attributable to ordinary shareholders - basic and diluted	$(1.25)	$(5.06)	$(5.45)	$(17.45)
Weighted average number of ordinary shares - basic and diluted	14,609,125	647,859	5,374,898	646,240

Net Profit (loss), before accretion of redeemable convertible preferred shares, per share, on as converted basis:
Basic	$0.01	$(0.18)	$(0.28)	$(0.64)
Diluted	$0.01	$(0.18)	$(0.28)	$(0.64)
Weighted average number of ordinary shares on as converted basis:
Basic	18,550,562	12,791,826	15,690,516	12,790,210
Diluted	20,714,170	12,791,826	15,690,516	12,790,210

(1) The charge for the accretion of redeemable convertible preferred shares represents a non-cash charge to the income statement because preferred shareholders had the option to put their shares back to the company at the shares' current fair market value. The second and third quarters charge represents the change in value of those preferred shares based upon the initial public offering (IPO) valuation. This is the final adjustment of this type because the put option was eliminated when those shares converted into ordinary shares at the IPO date. The entire balance in temporary equity has now been rolled into additional paid in capital on the balance sheet.

VOLTAIRE LTD.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)

REVENUES	$15,500	$8,263	$35,746	$16,615
COST OF REVENUES	8,743	5,422	21,183	10,747
GROSS PROFIT	6,757	2,841	14,563	5,868
OPERATING EXPENSES:
Research and development, net	2,434	1,679	7,613	5,720
Sales and marketing	2,627	2,332	7,059	5,736
General and administrative	1,164	874	2,869	2,333
Total operating expenses	6,225	4,885	17,541	13,789
PROFIT (LOSS) FROM OPERATION	532	(2,044)	(2,978)	(7,921)
FINANCIAL INCOME (EXPENSES), net	320	(120)	316	(41)
PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	852	(2,164)	(2,662)	(7,962)
INCOME TAX EXPENSES	(91)		(226)
NET PROFIT (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$761	$(2,164)	$(2,888)	$(7,962)

Net Profit (loss) per share, on as converted basis:
Basic	$0.04	$(0.17)	$(0.18)	$(0.62)
Diluted	$0.04	$(0.17)	$(0.18)	$(0.62)
Weighted average number of ordinary shares on as converted basis:
Basic	18,550,562	12,791,826	15,690,516	12,790,210
Diluted	20,714,170	12,791,826	15,690,516	12,790,210

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30, 2007			Nine months ended September 30, 2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP
	(unaudited)			(unaudited)

REVENUES	$15,500		$15,500	$35,746		$35,746
COST OF REVENUES	8,743		8,743	21,183		21,183
GROSS PROFIT	6,757		6,757	14,563		14,563
OPERATING EXPENSES:
Research and development, net (1)	2,484	(50)	2,434	7,724	(111)	7,613
Sales and marketing (1)	2,696	(69)	2,627	7,210	(151)	7,059
General and administrative (1)	1,386	(222)	1,164	3,367	(498)	2,869
Total operating expenses	6,566	(341)	6,225	18,301	(760)	17,541
PROFIT (LOSS) FROM OPERATIONS	191	341	532	(3,738)	760	(2,978)
FINANCIAL INCOME (EXPENSES), net (2)	34	286	320	(354)	670	316
PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	225	627	852	(4,092)	1,430	(2,662)
INCOME TAX EXPENSES	(91)		(91)	(226)		(226)
NET PROFIT (LOSS) before accretion of redeemable convertible preferred shares	$134	$627	$761	$(4,318)	$1,430	$(2,888)

Accretion of redeemable convertible preferred shares	(17,355)	17,355		(23,608)	23,608
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(1,088)	1,088		(1,386)	1,386
NET PROFIT (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(18,309)	$19,070	$761	$(29,312)	$26,424	$(2,888)

Net Profit (loss) per share attributable to ordinary shareholders:
Basic	$(1.25)		$0.05	$(5.45)		$(0.54)
Diluted	$(1.25)		$0.05	$(5.45)		$(0.54)
Weighted average number of ordinary shares:
Basic	14,609,125		14,609,125	5,374,898		5,374,898
Diluted	14,609,125		16,772,733	5,374,898		5,374,898

Net Profit (loss), before accretion of redeemable convertible preferred shares, per share, on as converted basis:
Basic	$0.01		$0.04	$(0.28)		$(0.18)
Diluted	$0.01		$0.04	$(0.28)		$(0.18)

Weighted average number of ordinary shares on as converted basis :
Basic	18,550,562		18,550,562	15,690,516		15,690,516
Diluted	20,714,170		20,714,170	15,690,516		15,690,516

(1) Adjustments related to share-based compensation expenses.
(2) Adjustments related to changes in fair value of outstanding warrants and amortization of deferred charges on these warrants.

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Profit (loss), before accretion of redeemable convertible preferred shares	$134	$(2,253)	$(4,318)	$(8,195)
Adjustments required to reconcile net profit (loss), before accretion of redeemable convertible preferred shares, to net cash used in operating activities:
Depreciation and amortization	269	149	669	440
Change in accrued severance pay	226	69	402	292
Non-cash share-based compensation expenses	341	90	760	234
Amortization of deferred charges	288	28	346	42
Revaluation of warrant liabilities	(2)		324
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	3,746	(4,980)	4,804	(5,340)
Increase (decrease) in accounts payable and accruals	(5,711)	4,393	(5,486)	6,796
Decrease (increase) in inventories	952	(2,796)	(4,398)	(3,061)
Net cash provided by (used in) operating activities	243	(5,300)	(6,897)	(8,792)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(693)	(207)	(1,902)	(553)
Amounts funded in respect of employee rights upon retirement, net	(173)	(40)	(235)	(190)
Increase in long-term deposits	(12)	(21)	(12)	(42)
Net cash used in investing activities	(878)	(268)	(2,149)	(785)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of issuance costs	46,209		46,209
Proceeds from exercise of warrants	37	11	136	11
Issuance of redeemable convertible preferred shares, net of issuance expenses			11,374
Principal payment on loan	(5,000)		(5,000)
Long term-loan received		2,500		5,000
Net cash provided by financing activities	41,246	2,511	52,719	5,011
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,611	(3,057)	43,673	(4,566)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,299	10,337	10,237	11,846
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$53,910	$7,280	$53,910	$7,280

Supplemental disclosure of non-cash activities:
Cumulative adjustment from adoption of FIN 48			$221
Accrued expenses related to IPO	$508		$508
Conversion of redeemable convertible preferred shares to ordinary shares	$99,958		$99,958
Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares	$1,019		$1,019